ADORBS INC.

234 E. Beech Street, Long Beach New York 11561

(516) 544 -2812

December 22, 2020

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F. Street, N.E.

Washington, DC 20549

Andi Carpenter

Anne McConnell

Sherry Haywood, Staff Attorney at

Jay Ingram

Re: Adorbs Inc.

Form 10-12G

Filed October 7, 2020

File No. 000-56213

Dear All:

We are filing an Amendment No. 3 to the Registration Statement on Form 10-12G/A (the “Registration Statement”) in response to your recent review letter addressed to David Lazar, Chief Executive Officer of Adorbs Inc. (the “Company”), dated December 22, 2020 (the “SEC Letter”). This response letter, along with the amended Registration Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Amendment No. 3 to Form 10-12G/A

1.	Financial Statements Report of Independent Registered Public Accounting Firm, page F-2 1. We are reissuing prior comment two in our letter dated December 2, 2020. As we requested, please have your current auditor and former auditor revise their audit reports on pages F-2 and F-3 to present the titled going concern paragraphs immediately following their opinion paragraph as required by paragraphs 12 and 13 of AS 2415. Please be advised the opinion paragraph is the first paragraph in each auditors' report.

Each of the auditor’s reports have been revised to comply with paragraphs 12 and 13 of AS 2415

Very truly yours,

/s/ David Lazar
David Lazar